16003775



UNITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

Section

FEB 2 6 20... **ANNUAL AUDITED REPORT**
Washington DC
403
**FORM X-17A-5**
**PART III**

OMB APPROVAL
| | |
|---|---|
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| Expires: | March 31, 2016 |
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SEC FILE NUMBER
8-  67470

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____01/01/15____ AND ENDING____12/31/15____
                                              MM/DD/YY                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEDGECO SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 CLEMATIS STREET, SUITE 205

                           (No. and Street)

WEST PALM BEACH              FL           33401
     (City)                        (State)            (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JILL RECKAMP                                      239-810-9646
                                                           (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA

                         (Name – if individual, state last, first, middle name)

100 E. SYBELIA AVENUE, SUITE 130      MAITLAND           FL           32751
   (Address)                              (City)                      (State)           (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, _____ EVAN RAPOPORT _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_HEDGECO SECURITIES, LLC_____ , as

of _____ DECEMBER 31 _____ , 20 _15___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Signature

CEO

Title

Notary Public

Jacqueline N. Kurz
NOTARY PUBLIC
STATE OF FLORIDA
Comm# FF196377
Expires 2/27/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEDGECO SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2015
With Report of Registered Public Accounting Firm

**HEDGECO SECURITIES, LLC**
**Financial Statements for the Year Ended December 31, 2015**
**Table of Contents**

**Ohab and Company, P.A.**

| | | |
|---|---|---|
| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
Hedgeco Securities LLC

We have audited the accompanying statement of financial condition of Hedgeco Securities LLC as of December 31, 2015, and the related statement of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Hedgeco Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hedgeco Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Hedgeco Securities LLC's financial statements. The supplemental information is the responsibility of Hedgeco Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA
Maitland, Florida
February 13, 2016

**HEDGECO SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2015**

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 10,258 |
| Deposit with clearing broker | | 10,000 |
| Accounts receivable - referral fees | | 18,656 |
| Intercompany receivable | | 2,373 |
| Prepaid expenses and other assets | | 13,159 |
| Total assets | $ | 54,446 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 6,944 |
| Due to broker/dealer | | 373 |
| Total liabilities | | 7,317 |
| Member's equity | | 47,129 |
| Total liabilities and member's equity | $ | 54,446 |

The accompanying notes are an integral part of these financial statements.

**HEDGECO SECURITIES, LLC**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2015**

| | | |
|---|---|---:|
| **REVENUES** | | |
| Referral fee income | $ | 174,613 |
| Interest income | | 2 |
| Other income | | 220 |
| | | |
| Total revenue | | 174,835 |
| | | |
| **EXPENSES** | | |
| Compensation and benefits | | 263,381 |
| Regulatory fees | | 16,506 |
| Communications | | 3,600 |
| Professional fees | | 42,089 |
| Occupancy (related party) | | 72,000 |
| Other operating expenses | | 7,030 |
| | | |
| Total expenses | | 404,606 |
| | | |
| **NET INCOME** | $ | (229,771) |

The accompanying notes are an integral part of these financial statements.

3

**HEDGECO SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**For the Year Ended December 31, 2015**

| | | |
|---|---|---:|
| Balance, December 31, 2014 | $ | 67,300 |
| Member's Contribution | | 209,600 |
| Net Income | | (229,771) |
| Balance, December 31, 2015 | $ | 47,129 |

The accompanying notes are an integral part of these financial statements.

4

**HEDGECO SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2015**

| | |
|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income (loss) | $ (229,771) |
| | |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Decrease in accounts receivable | 1,411 |
| Decrease in intercompany receivable | 2,207 |
| Decrease in prepaid expenses | 2,785 |
| Increase in accounts payable and accrued liabilities | 474 |
| Net cash used by operating activities | (222,894) |
| | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Member Contributions | 209,600 |
| Net cash provided by financing activities | 209,600 |
| | |
| NET DECREASE IN CASH | (13,294) |
| | |
| CASH AND CASH EQUIVALENTS: | |
| Beginning of period | 23,552 |
| | |
| End of period | $ 10,258 |

The accompanying notes are an integral part of these financial statements.

**HEDGECO SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2015**

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business**: HedgeCo Securities, LLC (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Deleware limited liability company (LLC) and a wholly owned subsidiary of HedgeCo Securities Holdings, LLC (the "Parent" and sole member). HedgeCo Securities Holdings, LLC is wholly owned by HedgeCo Networks, LLC.

The Company has referral agreements with various other member broker dealer firms that provide services that the company does not offer such as prime and/or mini-prime brokerage and/or execution services and refers hedge fund managers to those firms. The company also has agreements with the managers and/or issuers of private placements hedge funds to receive a percentage of management and/or performance fees they receive in connection with the introductions of those qualified investors of hedge funds to the issuers and/or managers of those hedge funds.

**Cash and cash equivalents**: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As December 31, 2015, the Company had no uninsured cash balances.

**Referal fee income**: The Company's income is substantially derived from referral fees. Fees are recorded as earned.

**Estimates**: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Income taxes**: The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subjectto U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2012.

6

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Fair value of financial instruments**: All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $12,941, which was $7,941 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .57 to 1.0.

NOTE C - RELATED PARTY TRANSACTIONS

During 2015 the Company had an expense sharing agreement with a party related by common ownership. The parent forgave a total of $78,600 for shared rent and other administrative expenses during the year 2015, of which $72,000 was recorded for rent. At December 31, 2015, the Company is owed $2,373 from the same related party.

NOTE D - CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $10,000 be maintained on deposit with the clearing broker.

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 13, 2016, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2015 requiring disclosure.

**HEDGECO SECURITIES, LLC**

**Supplementary Information**
**Pursuant to rule 17(a)-5 of the**
**Securities Exchange Act of 1934**

**December 31, 2015**

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

**HEDGECO SECURITIES, LLC**

**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER**
**RULE 15c3-1 OF THE SECURITIES**
**AND EXCHANGE-COMMISSION**
**ACT OF 1934**

**December 31, 2015**

| | | |
|---|---|---:|
| Net Capital | | |
| Total member's equity qualified for net capital | $ | 47,129 |
| Deduction for non-allowable assets: | | |
| Accounts receivable - non-allowable | | (18,656) |
| Intercompany receivable | | (2,373) |
| Prepaid expenses | | (13,159) |
| | | |
| Net capital before haircuts | | 12,941 |
| | | |
| Less haircuts | | 0 |
| | | |
| Net capital | | 12,941 |
| | | |
| Minimum net capital required | | 5,000 |
| | | |
| Excess net capital | | 7,941 |
| | | |
| Aggregate Indebtedness: | | |
| Liabilities, net of unearned revenue | | 7,317 |
| | | |
| Minimum net capital based on aggregate indebtedness | $ | 488 |
| | | |
| Ratio of aggregate indebtedness to net capital | | .57 to 1.0 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There was no significant difference between net capital in the unaudited Part IIA of Form X-17A-5 and net captial above.

**HEDGECO SECURITIES, LLC**

**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS**
**UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**
**December 31, 2015**

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the rule and does not hold customers' monies or securities.

**SCHEDULE III**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
**UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**
**December 31, 2015**

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the rule and does not hold customers' monies or securities.

## Report of Independent Registered Public Accounting Firm

Board of Directors and Management
Hedgeco Securities LLC

We have reviewed management's statements, included in the accompanying Hedgeco Securities LLC Exemption Report, in which (1) Hedgeco Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hedgeco Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2) (ii) (the "exemption provisions") and (2) Hedgeco Securities LLC stated that Hedgeco Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hedgeco Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hedgeco Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA
Maitland, Florida
February 13, 2016



January 22, 2016

Ohab and Company, P.A.
100 E. Sybelia Ave. Ste 130
Maitland, FL 32751

Attn: Mary E. Smith

HedgeCo Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following;

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) (2) (i):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) (2) (i) throughout the most recent fiscal year without exception.

I, Louis M. Milano, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _LOU MILANO_

Title; Chief Compliance Officer

Date: January 19, 2016

**HedgeCo Securities, LLC**
Member FINRA. SIPC
400 Clematis Street | Suite 205 | West Palm Beach. FL 33401
Tel: (561) 835-8690 | Fax: (561) 455-9925